[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                             BULLETIN NO. 297/2003
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                                                                DATE: 11/17/2003

         Petroleos Mexicanos and the Federal Electricity Board signed a collaboration covenant with the Equipment and Materials Testing Laboratory, (LAPEM), located in the industrial city of Irapuato, in the state of Guanajuato, in order to join forces in common work areas and create synergies of benefit to both organisms with regards to acquisitions, works, industrial safety and environmental protection, among other areas.

         This covenant will enable PEMEX to take advantage of the experience and infrastructure that the Federal Electricity Board enjoys via the above-mentioned laboratory in relation to activities such as the development of suppliers' quality systems; quality control of materials and equipment from national and foreign manufacturers; the integration and operation of the Suppliers' Directory; technical and institutional standardization, (standards of reference and the elevation of such to official or Mexican standards); coordination when implementing suppliers' development programs and the analysis of projects of common interest.

         Moreover, the covenant will enable Petroleos Mexicanos to improve its operational efficiency and to contribute to the efforts of the Federal Government to strengthen the internal market and to consolidate the economic stability of the country.

         While signing, it was underlined that, among the PEMEX areas to be benefited by the collaboration with the LAPEM, are those corresponding to the Project for Redesigning the Supply Process; the corporative addresses of Industrial Safety and Environmental Protection, in the area of technical standardization and that of Project Engineering and Development with regards to the evaluation of the business acumen of supplying and of the contractors.

         Petroleos Mexicanos is a dynamic company, striving for efficiency in its operations via the adoption of state-of-the-art technologies and the improvement of the supply-chain for the equipment and materials it requires, which is sustained by the close relationship that it enjoys with its suppliers and, in particular, with Mexican producers, it was pointed out.

         This vision, it was said, is shared by the Federal Electricity Board, which, through the Equipment and Materials Testing Laboratory, and embracing broad experience and an ample infrastructure, develops diverse activities in the areas of quality systems, technical standards, the evaluation of suppliers and suppliers' development programs.

         It should be mentioned that the LAPEM of the Federal Electricity Board, recognized at national and international levels for the efforts and professionalism of its staff and specialists, has journeyed long and fruitfully, assimilating and developing technology and has decisively contributed to the development and consolidation of the Federal Electricity Board.



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